UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of June, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated June 2, 2008	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2008	Cameco Corporation
	By:	”Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Updates Status of Kyrgyz Agreements
Saskatoon, Saskatchewan, Canada, June 2, 2008 . . . . . . . . . . . . . . . .
Cameco Corporation reported today that previously announced agreements involving the Kyrgyz government and Centerra Gold Inc. have not been ratified by the Kyrgyz parliament within the timeframe agreed by the parties and have thus expired. The agreements were described in Cameco’s August 30, 2007 news release and the original ratification date was extended to June 1, 2008.
The terms of the agreements were carefully negotiated to meet the objectives of all parties. It is unfortunate the agreements could not be concluded.
Gold production continues at the Kumtor mine and is unaffected by a recent Supreme Court ruling that was referenced in Cameco’s first quarter news release. However, the State Agency for Geology and Mineral Resources Management of the Kyrgyz Republic advised Centerra Gold that some exploration activity should be temporarily suspended pending a decision by a lower court. All parties have previously agreed that disputes are subject to international arbitration.
Cameco owns 53% of Centerra while Kyrgyzaltyn owns 16%. Cameco and Kyrgyzaltyn JSC, a joint stock company owned by the Kyrgyz government, are partners in the gold company that developed and began production at the Kumtor gold mine, which subsequently became part of Centerra.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
- End -
Investor and media inquiries:  Alice Wong (306) 956-6337
Investor inquiries:  Bob Lillie (306) 956-6639
Media inquiries:  Lyle Krahn (306) 956-6316